

Mail Stop 3720

October 8, 2009

Mr. Patrick Bratton
Chief Financial Officer
Atlantic Broadband Finance, LLC
One Batterymarch Park, Suite 405
Quincy, MA 02169

>   **Re: Atlantic Broadband Finance LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 26, 2009**
>
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **File No. 333-115504**

Dear Mr. Bratton:

　　　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Programming, page 11

1. We note you state in the last paragraph in the Programming section on page 12 that under the retransmission consent agreements you may be required to make payments on a flat per subscriber fee basis. You also state that in some cases these agreements involve the exchange of other types of consideration such as limited grants of advertising time or limited VOD launch fees. It seems that these may be non-monetary transactions but there is no discussion of such transaction in the notes to the financial statements. Please tell us and clarify in future filings the nature of these transactions, how often they occur and how they are accounted for, with references to applicable accounting literature.

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2. You disclose video and non-video installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Please tell us and expand your disclosure in future filings how and when the remaining revenue is recognized.

Capitalization of Labor and Overhead Costs, page F-11

3. Please tell us and disclose in future filings when and over what period these capitalized costs are amortized for each type described: network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable advanced services.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director